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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Cerner Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
156782104
(CUSIP Number)
December 30, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	156782104

1	NAMES OF REPORTING PERSONS: Clifford W. Illig

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		5,001,596

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		124,020

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,001,596

WITH:	8	SHARED DISPOSITIVE POWER:

		124,020

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,125,616

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1(a):	Name of Issuer:

Cerner Corporation

Item 1(b):	Name of Issuer’s Principal Executive Offices:

2800 Rockcreek Parkway, 601
Kansas City, MO 64117

Item 2(a):	Name of Person Filing:

Clifford W. Illig

Item 2(b):	Address or Principal Business Office or, if None, Residence:

(i) —(ii)	2800 Rockcreek Parkway, Suite 601
Kansas City, MO 64117

Item 2(c):	Citizenship:

United States

Item 2(d):	Title of Class of Securities:

Common Stock

Item 2(e):	CUSIP Number:

156782104

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4:	Ownership

(a)	Amount Beneficially Owned:	5,125,616	*

(b)	Percent of Class:	6.52%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:	5,001,596	*

(ii)	shared power to vote or to direct the vote:	124,020

(iii)	sole power to dispose or to direct the disposition of:	5,001,596	*

(iv)	shared power to dispose or to direct the disposition of:	124,020

*	Such number of shares includes 391,334 shares held by Bonne Illig, wife of Clifford W. Illig, as trustee for their minor children.

Item 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6:	Ownership of More than Five Percent on Behalf of Another Person

Shares (constituting a portion of the number of shares reported under Item 4) are held on behalf of Clifford W. Illig by a trustee under the Cerner Corporation Employee Stock Purchase Retirement Plan, the trustee receives the dividends pursuant to the terms of the plan.

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8:	Identification and Classification of Members of the Group.

Not Applicable.

Item 9:	Notice of Dissolution of Group.

Not Applicable.

Item 10:	Certification

Not Applicable.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/Clifford W. Illig

Clifford W. Illig Vice Chairman

February 13, 2007

Date